

July 9, 2010

Mr. Hans E. Vanden Noort
Chief Financial Officer
Rayonier, Inc.
50 North Laura Street
Jacksonville, FL 32202

> **Re: Rayonier, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 24, 2010**
> **Definitive Proxy on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 1-06780**

Dear Mr. Vanden Noort:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Exhibit Index

1.   We have considered your response to comment five in our letter dated May 26, 2010. We continue to believe that if you include material contracts pursuant to 601(b)(10) of Regulation S-K, those contracts must be filed <u>in their entirety</u>. Please confirm that you will file the complete copy of exhibit 10.30 with your next 10-Q filing.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 5, 2010

Compensation Discussion and Analysis, page 14

2.   We note your response to comment eight in our letter dated May 26, 2010 and have also considered your references to the current disclosure as to how these bonus award targets were derived. Please confirm that you will include in future filings the specific corporate level targets instead of relying on the calculations necessary to determine the budgeted targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel